Exhibit 1.2

For More Information

Investor Relations	Media Relations
Craig Celek CDC Corporation (212) 661-2160 craig.celek@cdccorporation.net	Jennifer Buchhalter Articulate Communications Inc. (617) 451-7788 ext. 16 jbuchhalter@articulatepr.com

UK Financial Services Sector Leads Adoption of CRM Says Survey Commissioned by CDC Software

Northampton, UK – 24 August 2006 — 62 percent of customer relationship management (CRM) users surveyed in the UK think that the financial services sector, compared to any other, is leading best practice when it comes to client management. That is according to a survey of CRM users commissioned by CDC Software, a leading global provider of enterprise software applications.

According to those surveyed, the financial services sector is a clear leader in the implementation and utilisation of CRM within their business. This is followed by the legal sector with 32 percent and the hi-tech sector with 6 percent of the vote.

Mark Carlile, managing director of CDC Software, EMEA, comments: “The results really don’t come as a surprise to us as it is often our financial services customers who are the first to implement new CRM technologies and systems. Due to the very competitive nature of the financial services sector, financial services companies know how important it is to fully harness the power of effective client management; to build client loyalty, provide more effective and targeted services and ultimately ensure they maximise the profitability and longer term value to the business of their clients.”

“Other industry sectors in the UK should look to the example set by the UK’s financial services sector and the real business benefits that can be realised from the adoption of best practice methods delivered by effective CRM systems and technology. Benefits such as increased visibility of operational performance, streamlined process across the value chain, and the provision of vital business information in real time that enables organisations to react quickly to cross and up-sell opportunities and respond to the changing needs of their customers,” said Mr. Carlile.

CDC Software is a global provider of relationship management solutions to a range of vertical markets, including financial service companies and has helped many blue chip organisations worldwide capitalise on market opportunity, manage growth and improve margins.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of the use of Pivotal CRM to increase visibility of operational performance, streamline processes, capitalise on market opportunity, manage growth and improve margins. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the aviation industry; the continued ability of Pivotal to address industry-specific requirements; demand for and market acceptance of new and existing enterprise software and services; development of new functionalities which would allow customers to compete more effectively and changes in the type of information required to compete in the industry. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006.  All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release.  The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Press contacts
Judith Barnes at Citigate Dewe Rogerson.
Tel 01604 232223 or e-mail judith.barnes@citigatedr.co.uk

Ends